

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

David Cobb
Vice President - Chief Financial Officer
ARCBEST Corporation
8401 McClure Drive
Fort Smith, AR 72916

  Re: ARCBEST Corporation
   Form 10-K for the Year Ended December 31, 2018
   Filed February 28, 2019
   File No. 000-19969

Dear Mr. Cobb:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Transportation and Leisure